As filed with the Securities and Exchange Commission on July 19, 1999
                                                Registration No. 333-74745
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                ------------
                              Amendment No. 1
                                    To

                                 Form S-4
                           REGISTRATION STATEMENT
                                   UNDER
                          THE SECURITIES ACT OF 1933
                                ------------
                             UNISYS CORPORATION
           (Exact name of registrant as specified in its charter)
     Delaware                       3570                         38-0387840
    (State of            (Primary Standard Industrial        (I.R.S. Employer
   Incorporation)          Classification Code No.)         Identification No.)

                                 Unisys Way
                        Blue Bell, Pennsylvania 19424
                                (215) 986-4011
      (Address, including zip code, and telephone number, including area code, of principal executive offices)

                              HAROLD S. BARRON
                            Senior Vice President,
                        General Counsel and Secretary
                             Unisys Corporation
                                 Unisys Way
                         Blue Bell, Pennsylvania 19424
                                (215) 986-5299
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copy to:
                           NANCY STRAUS SUNDHEIM, ESQ.
                               UNISYS CORPORATION
                                  Unisys Way
                            Blue Bell, Pennsylvania 19424

                                ------------

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement.
                                ------------

     If the securities being registered on this form are being offered
In connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED JULY 19, 1999


                                   PROSPECTUS

                                 6,000,000 Shares
                                Unisys Corporation
                                    Common Stock


The common stock of Unisys is traded on the New York Stock Exchange under the symbol "UIS."

    The last reported sale price on July 16, 1999 was $45.8750 per share. Unisys will make application to list the 6,000,000 shares offered by this prospectus on the New York Stock Exchange.
__________

Unisys may offer and issue up to 6,000,000 shares of common stock in connection with its acquisition of other companies from time to time. We will determine the terms of these acquisitions by direct negotiations with the owners or controlling persons of the companies to be acquired. We expect that the shares of common stock issued in business combination transactions will be valued at prices reasonably related to market prices of the common stock at the time of the business combination transaction.

                                   __________

Before you invest, you should consider carefully the risk factors beginning on page 3.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     __________




Unisys Corporation
Unisys Way
Blue Bell, PA 19424
(215) 986-4011

                                  ________________, 1999

                                   TABLE OF CONTENTS


RISK FACTORS ..............................................................3

THE COMPANY ...............................................................5

USE OF PROCEEDS ...........................................................5

SELECTED FINANCIAL DATA ...................................................6

DESCRIPTION OF COMMON STOCK ...............................................6

LEGAL MATTERS ............................................................10

EXPERTS ..................................................................10

WHERE YOU CAN FIND MORE INFORMATION ......................................10

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS ...............................11















THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT UNISYS THAT IS NOT INCLUDED OR DELIVERED WITH THE PROSPECTUS. YOU MAY REQUEST A COPY OF THIS INFORMATION, AT NO COST, BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS:

UNISYS CORPORATION
UNISYS WAY
BLUE BELL, PENNSYLVANIA 19424
ATTENTION: FINANCIAL COMMUNICATIONS
(215) 986-5777

TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST THE INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE THE DATE YOU MAKE YOUR INVESTMENT DECISION.

                                 RISK FACTORS

     Please consider carefully the following factors, as well as the other information contained or referred to in this prospectus, before deciding to invest in the common stock.

WE FACE AGGRESSIVE COMPETITION AND RAPID TECHNOLOGICAL CHANGE IN THE INFORMATION SERVICES AND TECHNOLOGY MARKETPLACE.

     Unisys operates in an industry characterized by aggressive competition, rapid technological change, evolving technology standards and short product life cycles. Our competitors include computer hardware manufacturers, software providers and information services companies, many of which have greater financial and other resources and are substantially less leveraged than Unisys. We compete primarily on the basis of product performance, service, technological innovation, and price. Our future operating results will depend on our ability to:

* design, develop, introduce, deliver or obtain new and innovative products and services on a timely and cost-effective basis;

* mitigate the effects of competitive pressures and volatility in the information services and technology market on revenues, pricing and margins;

* effectively manage the shift of our business mix away from high margin proprietary products and maintenance to lower margin open systems and services offerings; and

* attract and retain highly skilled personnel.

WE HAVE EXPERIENCED PROBLEMS IN PROFITABLY PERFORMING SOME SYSTEMS INTEGRATION CONTRACTS.

     Some of our systems integration contracts are fixed-price contracts under which we assume the risk for the delivery of the contracted services and products at an agreed-upon fixed price. At times we have experienced problems in performing some of these fixed-price contracts on a profitable basis and have provided periodically for adjustments to the cost to complete them. In the fourth quarter of 1995, we recorded a pretax charge for contract losses of $129.0 million, primarily relating to a few large multi-year, fixed-price systems integration contracts. In the first quarter of 1997, we recorded charges of approximately $25 million for additional estimated contract costs identified during that quarter. We could experience contract performance problems in the future, which could affect our results of operations.

WE ARE SUBJECT TO THE RISKS OF DOING BUSINESS INTERNATIONALLY.

Approximately 57% of our total revenue derives from international operations. There is no material concentration of revenues in any particular country outside the United States. Due to our foreign operations, we are exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar.

We use foreign exchange forward contracts and options, generally having maturities of less than nine months, to reduce this exposure. We use these contracts and options for the sole purpose of hedging transactional exposures. We do not hold or issue financial instruments for speculative trading purposes. In addition to fluctuations in foreign currency exchange rates, many other factors beyond our control could affect our international business. These include instability of foreign economies, U.S. and foreign government laws and policies affecting trade and investment, and governmental changes.

THERE COULD BE UNANTICIPATED NEGATIVE CONSEQUENCES AND COSTS ASSOCIATED WITH THE YEAR 2000 READINESS OF OUR PRODUCT OFFERINGS AND INTERNAL SYSTEMS.

     Many computer systems and embedded technology may experience problems handling dates beyond the year 1999 and therefore may need to be modified before the year 2000 in order to remain functional. We have been taking actions to ensure both the readiness of our product offerings to customers and the readiness of our internal systems for handling dates beginning in the year 2000. Although we do not believe that we will incur material costs or experience material disruptions in our business associated with the year 2000, we could experience serious unanticipated negative consequences and/or material costs. These could include increased customer satisfaction costs related to year 2000, potential litigation, changing customer spending patterns, and undetected errors or defects associated with year 2000 date functions in our current product offerings.

WE ARE HIGHLY LEVERAGED AND HAVE SUBSTANTIAL CASH REQUIREMENTS.

* Debt was approximately $1.2 billion at December 31, 1998 and approximately $1.7 billion at December 31, 1997.

* Total interest expense was $171.7 million for 1998 and $233.2 million for 1997.

* Our debt-to-capital ratio was 43% at December 31, 1998 and 58% at December 31, 1997.


* At December 31, 1998 we had approximately 28.4 million shares of convertible preferred stock outstanding. The annual dividend on the preferred stock is $3.75 per share. Dividends paid in 1998 amounted to $106.5 million. During the first half of 1999, approximately 11.4 million shares of preferred stock were converted into common stock, and approximately 3.6 million shares were redeemed for $181.9 million in cash. After giving effect to these actions, there were approximately 13.4 million shares of preferred stock outstanding, with an aggregate annual dividend of approximately $50 million. All of the remaining
13.4 million shares of preferred stock have been called for redemption on August 2, 1999.


* We expect our total cash requirements associated with the restructuring actions discussed below to be approximately $67 million in 1999 and $35 million thereafter.

* During 1998, cash provided by operations was $650.0 million, cash used for investing activities was $275.0 million, and cash used for financing activities (primarily early repayments of debt) was $570.7 million. In 1997, cash provided by operations was $383.5 million, cash used for investing activities was $291.6 million, and cash used for financing activities (primarily redemption of preferred stock) was $274.1 million.

     At December 31, 1998, our cash balance was $604.3 million. Nevertheless, we may require continued access to financing sources to meet our cash requirements. This access may not always be available to us.

WE HAVE INCURRED SPECIAL CHARGES AND EXPERIENCED NET LOSSES IN THE PAST.

     Unisys operates in an industry characterized by ongoing dramatic changes, including, in our case, a shift from higher margin mainframe products to lower margin products and services. In order to improve our operating results, we have moved aggressively to realign our operations to reflect the rapidly changing market for information processing products and services.


* In the fourth quarter of 1997, we took a one-time charge of $1.0 billion against net income. After this charge, we reported a net loss of $834.5 million for the full year. The charge included:

   - $103.7 million principally related to our decision to discontinue the manufacturing and assembly of personal computers and low-end servers and to dispose of a small, non-strategic technology product;

   - the writeoff of $883.6 million in goodwill principally related to the 1986 merger of Burroughs Corporation and Sperry Corporation; and

   - $42.0 million related to the conversion, in December 1997, of $271.2 million of our 8 1/4% convertible subordinated notes due 2006.


* In the fourth quarter of 1996, we took charges of $84 million relating to the refocusing and discontinuance of certain products and programs. After the charges and an extraordinary item, we reported net income of $45.1 million for the full year.

* In 1995, we reported a net loss of $624.6 million. The loss included a fourth quarter pretax restructuring charge of $717.6 million, primarily relating to our internal realignment into three operating units and covering work force reductions, product and program discontinuances and consolidation of office facilities and manufacturing capacity.

* We recorded special pretax charges of $186.2 million in 1994, $1.2 billion in 1991, and $181.0 million in 1990. Principally due to these special charges, we had net losses of $1.4 billion in 1991 and $436.7 million in 1990.

Although Unisys recorded no special charges in 1998, we could incur special charges and/or experience losses in the future.

WE DO NOT PAY DIVIDENDS ON THE COMMON STOCK.

     Unisys has not declared or paid any cash dividends on its common stock since 1990 and does not anticipate declaring or paying dividends on it in the foreseeable future.


                                   THE COMPANY

     Unisys is a worldwide information services and technology company that provides systems and solutions to help customers apply information technology to solve their business problems.

     Unisys was incorporated in February 1984 and is the successor by merger to Burroughs Corporation, incorporated in 1905. In November 1986, Sperry Corporation was merged into the company, and the company's name was changed to Unisys Corporation.


                                  USE OF PROCEEDS

     We will be offering and issuing the common stock from time to time in connection with our acquisition of other companies. We will not receive any cash proceeds from these offerings.

                       SELECTED FINANCIAL DATA


     The following table presents selected financial and operating data for Unisys as of the dates and for the time periods indicated. We have derived the financial data presented below from our audited consolidated financial statements. Please read the following information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto incorporated by reference in this prospectus.



                                Three Months
                                Ended March 31,                        Year Ended December 31
                                ---------------       ---------------------------------------------------------
                                1999        1998        1998        1997(1)     1996        1995(1)     1994(1)
                                ----        ----        ----        -------     ----        -------     -------
                                                      (Millions, except per share data)
Results of Operations Data
Revenue                         $1,812.4    $1,649.7    $7,208.4    $6,636.0    $6,370.5    $6,342.3    $6,095.5
Income (loss) from
  continuing operations
  before income taxes              171.0        98.0       604.7      (729.8)       86.7      (781.1)       14.6
Income (loss) from continuing

  operations before
  extraordinary items              111.2        62.7       387.0      (834.5)       57.2      (627.3)       12.1
Net income (loss)                  111.2        62.7       387.0      (834.5)       45.1      (624.6)      100.5
Earnings (loss) from continuing
  operations per common share
      Basic                         0.34        0.14        1.11       (5.20)       (.37)      (4.37)      (.63)
      Diluted                       0.32        0.14        1.06       (5.20)       (.37)      (4.37)      (.63)
Balance Sheet Data (at end of
  period)
Total assets                    $5,324.4    $5,323.9    $5,577.7    $5,591.3    $6,967.1    $7,113.2    $7,193.4
Long-term debt                   1,077.5     1,436.2     1,105.2     1,438.3     2,271.4     1,533.3     1,864.1
__________________

(1) Includes special pretax charges of $1,039.2 million, $846.6 million, and $186.2 million for the years ended December 31, 1997, 1995 and 1994, respectively.


                              DESCRIPTION OF COMMON STOCK

GENERAL


     The authorized capital stock of Unisys consists of 720,000,000 shares of common stock and 40,000,000 shares of preferred stock. As of June 30, 1999, there were approximately 283.0 million shares of common stock and approximately
13.4 million shares of Series A Cumulative Convertible Preferred Stock outstanding. All of the series A preferred stock has been called for redemption on August 2, 1999. The Board of Directors has also authorized the issuance of 1.5 million shares of Junior Participating Preferred Stock (the "Junior Preferred STock"), none of which is currently outstanding.

     Subject to the rights of the holders of shares of preferred stock, holders of shares of common stock (1) are entitled to receive dividends when and as declared by the Board of Directors from funds legally available for that purpose; (2) except as otherwise may be required by law, have the exclusive right to vote, and (3) are entitled, upon any liquidation, dissolution or winding up of Unisys, to a pro rata distribution of the assets and funds available for distribution to stockholders. Each share of common stock is entitled to one vote on all matters on which stockholders generally are entitled to vote. Holders of shares of common stock do not have preemptive rights to subscribe for additional shares of common stock or securities convertible into shares of common stock.

     The common stock is listed on the New York Stock Exchange under the symbol UIS. Harris Trust Company of New York is the transfer agent for the common stock.

DIVIDEND LIMITATIONS

     Unisys has not declared or paid any cash dividends on the common stock since 1990 and does not anticipate declaring or paying dividends on the common stock in the foreseeable future.

PREFERRED SHARE PURCHASE RIGHTS AND JUNIOR PARTICIPATING PREFERRED STOCK

     Unisys has distributed to its stockholders one Preferred Share Purchase Right (the "Rights") for each outstanding share of common stock pursuant to a Rights Agreement dated as of March 7, 1986. Each Right entitles its holder, until the earlier of March 17, 2001 or the redemption of the Rights, to buy one three-hundredth of a share of the Junior Preferred Stock at an exercise price of $75. The Rights are represented by the certificates for shares of common stock and will not be exercisable, or transferable apart from the shares of common stock, until the earlier of the tenth day after the announcement that a person or group has acquired beneficial ownership of 20% or more of the shares of common stock (a "20% holder") or the tenth day after a person commences, or announces an intention to commence, an offer, the consummation of which would result in a person beneficially owning 30% or more of the shares of common stock as of such date (the earlier of these dates being called the "Distribution Date"). The Rights could then begin trading separately from the shares of common stock.

     If Unisys is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the exercise price of the Right, that number of shares of common stock of the surviving company which, at the time of the transaction, would have a market value of two times the exercise price of the Right. Alternatively, if a 20% holder were to acquire Unisys by means of a reverse merger in which Unisys and its stock survive, or were to engage in certain "self-dealing" transactions, each Right not owned by the 20% holder would become exercisable for the number of shares of common stock which, at that time, would have a market value of two times the exercise price of the Right.

     The Rights are redeemable at $.01 2/3 per Right at any time prior to the time that a person or group becomes a 20% holder. The Rights will expire on March 17, 2001 (the "Final Expiration Date"), unless Unisys extends the Final Expiration Date or redeems the Rights earlier. At no time will the Rights have any voting rights.

     The above is only a summary. You should refer to the Rights Agreement that is filed as an exhibit to the Registration Statement for a complete description of the Rights.

     The shares of Junior Preferred Stock purchasable upon exercise of the Rights will be nonredeemable. Each share of Junior Preferred Stock will have a minimum preferential quarterly dividend of $15 per share, but will be entitled to a dividend of 300 times the aggregate dividend declared per share of common stock. In the event of liquidation, the holders of the shares of Junior Preferred Stock will receive a preferred liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment per share equal to 300 times the payment made per share of common stock. Each share of the Junior Preferred Stock will have 300 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of the Junior Preferred Stock will be entitled to receive 300 times the amount received per share of common stock. The Junior Preferred Stock has customary antidilution provisions to protect the dividend, liquidation and voting rights described above.

     The purchase price payable, and the number of shares of Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain dividends on, reclassifications of, or distributions to the holders of, Junior Preferred Stock. The percentage of a share of Junior Preferred Stock for which a Right is exercisable and the number of Rights outstanding are also subject to adjustment in the event of dividends on the shares of common stock payable in shares of common stock or subdivisions, combinations or consolidations of the shares of common stock, occurring, in any case, before the Rights become exercisable or transferable apart from the shares of common stock.

     One Right is presently associated with each issued and outstanding share of common stock. Unisys will issue one Right with each share of common stock issued prior to the Final Expiration Date unless, prior to the issuance, the Rights are redeemed or become exercisable and transferable apart from the shares of common stock.

     The Rights have anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire Unisys on terms that the Board of Directors determines are not in the best interests of Unisys stockholders. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed at $.01 2/3 per Right prior to the time that a person or group has acquired beneficial ownership of 20% or more of the shares of common stock.

ANTI-TAKEOVER PROVISIONS

     Delaware Law. Unisys is a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder. The provision does not apply if (1) prior to such time, either the business combination or such transaction is approved by the board of directors of the corporation; (2) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (3) on or after such time the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's outstanding voting stock.

     Corporate Documents. Our Certificate of Incorporation and By-Laws also contain anti-takeover provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control unless the Board approves it. These provisions may also make it more difficult to remove the current Board of Directors.

* Classified board -- The Certificate of Incorporation and By-Laws provide that the Board of Directors shall have no fewer than 10 and no more than 20 members, with the exact number to be fixed by the Board of Directors. The Board of Directors is divided into three classes of directors, as nearly equal in number as possible. One class of directors is elected each year for a term of three years.

* Removal of directors; vacancies -- Directors may be removed from office only for cause and only by the affirmative vote of at least 80% of the outstanding voting stock. Vacancies in the Board of Directors and newly created directorships are filled for the unexpired term only by the vote of a majority of the remaining directors in office.

* Special meetings of stockholders -- Under the Certificate of Incorporation and By-Laws, stockholders may not call a special meeting of stockholders. Only the Board of Directors, by resolution adopted by a majority of the entire Board, may call a special meeting of stockholders.

* Action by written consent -- The Delaware General Corporation Law provides that, unless specifically prohibited by the certificate of incorporation, any action required or permitted to be taken by stockholders of a corporation may be taken without a meeting if a written consent setting forth the action to be taken is signed by the holders of outstanding shares of capital stock having the requisite number of votes that would be necessary to authorize or take such action at a meeting of stockholders. Our Certificate of Incorporation requires that stockholder action be taken at a meeting of stockholders and prohibits stockholder action by written consent.

* Business combinations -- The Certificate of Incorporation provides that mergers, consolidations, sales or other transfers of assets of, issuances or reclassifications of securities of, or adoptions of plans of liquidation by Unisys (individually, a "Business Combination") must be approved by 80% or more of the voting stock when the action involves a person (an "Interested Stockholder") who beneficially owns more than 20% of the then outstanding shares of voting stock, unless minimum price, form of consideration and procedural requirements (the "Fair Price Provisions") are satisfied or unless a majority of the directors not affiliated with the Interested Stockholder approve the Business Combination.

     The affirmative vote of 80% or more of the then outstanding shares of voting stock is required to amend, alter or repeal the provisions of the Certificate of Incorporation and By-Laws discussed above.

     The purpose of the provisions of the Certificate of Incorporation and By-Laws relating to (1) a classified Board of Directors; (2) the removal of directors and the filling of vacancies; (3) the prohibition of stockholder action by written consent and (4) supermajority voting requirements for the repeal of these provisions is to help assure the continuity and stability of our business strategies and policies and to discourage certain types of transactions that involve an actual or threatened change of control of Unisys. They are designed to make it more difficult and time-consuming to change majority control of the Board of Directors and thus to reduce the vulnerability of Unisys to an unsolicited takeover proposal that does not contemplate the acquisition of at least 80% of the voting stock or to an unsolicited proposal for the restructuring or sale of all or part of the company.

     These charter and by-law provisions may make more difficult or discourage a proxy contest, or the assumption of control, by a holder of a substantial block of shares of common stock, or the removal of the incumbent Board of Directors, and could thus increase the likelihood that incumbent directors will retain their positions. In addition, since the Fair Price Provisions discussed above provide that Business Combinations involving Unisys and an Interested Stockholder may not be consummated without the approval of a majority of unaffiliated directors (unless the transaction meets specified criteria or is approved by supermajority vote), these provisions could give incumbent management the power to prevent certain takeovers. The Fair Price Provisions may also discourage attempts to effect a "two-step" acquisition in which a third party purchases a controlling interest in cash and acquires the balance of the voting stock for less desirable consideration. Under the classified board and related provisions, the third party would not immediately obtain the ability to control the Board of Directors through its first-step acquisition and, under the Fair Price Provisions, having made the first-step acquisition, the third party could not acquire the balance of the voting stock for a lower price without a supermajority vote or the approval of a majority of the unaffiliated directors.

     These provisions of the Certificate of Incorporation and By-Laws help ensure that the Board of Directors, if confronted with an unsolicited proposal from a third party which has acquired a block of shares of Common stock, will have sufficient time to review the proposal and to consider appropriate alternatives for Unisys stockholders.

     These provisions are also intended to encourage persons seeking to acquire control of Unisys to initiate such an acquisition through arm's-length negotiations with the Board of Directors, who would then be in a position to negotiate a transaction that would treat all stockholders in substantially the same manner. The provisions may have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of Unisys, even though such an attempt might be beneficial to the company and its stockholders. In addition, since the provisions are designed to discourage accumulations of large blocks of shares of common stock by purchasers whose objective is to have those shares repurchased by the company at a premium, the provisions could tend to reduce the temporary fluctuations in the market price of common stock caused by these accumulations. Accordingly, Unisys stockholders could be deprived of the opportunity to sell their shares at a temporarily higher market price.

     The Rights could also have the effect of delaying, deferring or preventing a takeover or change in control of Unisys. See "Preferred Share Purchase Rights and Junior Participating Preferred Stock".



                                LEGAL MATTERS

     Harold S. Barron, Esq., Senior Vice President, General Counsel and Secretary of Unisys has issued an opinion on the validity of the common stock being offered. As of June 30, 1999, Mr. Barron owned 50,361 shares (including 6,670 share units) of common stock and held options to purchase 314,000 shares of common stock.


                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included or incorporated by reference in our annual report on form 10-K for the year ended December 31, 1998, as amended on forms 10-K/A dated June 28, 1999 and July 14, 1999, as set forth in their report, which is incorporated by reference in this registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                        WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement with the SEC to register the common stock covered by this prospectus. This prospectus, which is part of the registration statement, does not contain all the information or exhibits contained in the registration statement. The descriptions in this prospectus of documents that are filed as exhibits to the registration statement are merely summaries and are not necessarily complete. You should refer to the actual documents for the complete text.

     We also file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For information on the operation of the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:




1. Annual report on form 10-K for the year ended December 31, 1998, as amended on forms 10-K/A dated June 28, 1999 and July 14, 1999, respectively.

2.  Quarterly report on form 10-Q for the quarterly period ended March 31, 1999.

3. Current reports on form 8-K dated April 1, 1999 and June 15, 1999, respectively.

4. The description of the common stock contained in the registration statement of Burroughs Corporation on form 8-B dated May 22, 1984, as amended on form 8 dated May 7, 1991.

5. The description of the Rights contained in the registration statement of Burroughs Corporation on form 8-A dated March 11, 1986, as amended on forms 8 dated, respectively, April 16, 1986, July 8, 1987, and May 7, 1991 and on form 8-A/A dated February 26, 1996.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                             Unisys Corporation
                                  Unisys Way
                        Blue Bell, Pennsylvania 19424
                     Attention: Financial Communications
                               (215) 986-5777

     You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of the common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.


                SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on assumptions and are subject to risks, uncertainties and other factors that could cause Unisys actual results to differ materially from expectations. The following documents describe these assumptions, risks, uncertainties, and other factors. You should read and interpret any forward-looking statements together with these documents.

* The risk factors contained in this prospectus under the caption "Risk
Factors";

* Our most recent annual report on form 10-K under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations";

* Our quarterly reports on form 10-Q; and

* Our other SEC filings.

     Any forward-looking statement speaks only as of the date on which that statement is made. Unisys will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides for, among other things:

a. permissive indemnification for expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to litigation other than stockholder derivative actions if certain conditions are met;

b. permissive indemnification for expenses actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to stockholder derivative actions if certain conditions are met;

c. mandatory indemnification for expenses actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are successful on the merits or otherwise in litigation covered by a. and b. above; and

d. that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which may be provided under any by-law, agreement, stockholder or disinterested director vote, or otherwise.

     The Unisys Certificate of Incorporation provides that a director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The Certificate of Incorporation also provides that each person who was or is made a party to, or is involved in, any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company (or was serving at the request of the Company as a director, officer, employee or agent for another entity) shall be indemnified and held harmless by the Company, to the fullest extent authorized by the DGCL, as in effect (or, to the extent indemnification is broadened, as it may be amended) against all expense, liability or loss reasonably incurred by such person in connection therewith. The Certificate of Incorporation further provides that such rights to indemnification are contract rights and shall include the right to be paid by the Company the expenses incurred in defending the proceedings specified above, in advance of their final disposition, provided that, if the DGCL so requires, such payment shall only be made upon delivery to the Company by the indemnified party of an undertaking to repay all amounts so advanced if it shall ultimately be determined that the person receiving such payment is not entitled to be indemnified. Persons so indemnified may bring suit against the Company to recover unpaid amounts claimed thereunder, and if such suit is successful, the expense of bringing such suit shall be reimbursed by the Company. The Certificate of Incorporation provides that the right to indemnification and to the advance payment of expenses shall not be exclusive of any other right which any person may have or acquire under any statute, provision of the Company's Certificate of Incorporation or By-Laws, or otherwise. By resolution effective September 16, 1986, the Board of Directors extended the right to indemnification provided directors and officers by the Certificate of Incorporation to employees of the Company. The Certificate of Incorporation also provides that the Company may maintain insurance, at its expense, to protect itself and any of its directors, officers, employees or agents against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL.

     On April 28, 1988, at the Unisys 1988 Annual Meeting of Stockholders, the stockholders authorized the Company to enter into indemnification agreements ("Indemnification Agreements") with its directors, and such Indemnification Agreements have been executed with each of the directors of the Company. The Indemnification Agreements provide that the Company shall, except in certain situations specified below, indemnify a director against any expense, liability or loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) incurred by the director in connection with any actual or threatened action, suit or proceeding (including derivative suits) in which the director may be involved as a party or otherwise, by reason of the fact that the director is or was serving in one or more capacities as a director or officer of the Company or, at the request of the Company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise.

     The Indemnification Agreements require indemnification except to the extent (i) payment for any liability is made under an insurance policy provided by the Company, (ii) indemnification is provided by the Company under the Certificate of Incorporation or By-Laws, the DGCL or otherwise than pursuant to the Indemnification Agreement, (iii) the liability is based upon or attributable to the director gaining any personal pecuniary profit to which such director is not legally entitled or is determined to result from the director's knowingly fraudulent, dishonest or willful misconduct, (iv) the liability arises out of the violation of certain provisions of the Securities Exchange Act of 1934 or (v) indemnification has been determined not to be permitted by applicable law.

     The Indemnification Agreements further provide that, in the event of a Potential Change in Control (as defined therein), the Company shall cause to be maintained any then existing policies of directors' and officers' liability insurance for a period of six years from the date of a Change in Control (as defined therein) with coverage at least comparable to and in the same amounts as that provided by such policies in effect immediately prior to such Potential Change in Control. In the event of a Potential Change in Control, the Indemnification Agreements also provide for the establishment by the Company of a trust (the "Trust"), for the benefit of each director, upon the written request by the director. The Trust shall be funded by the Company in amounts sufficient to satisfy any and all liabilities reasonably anticipated at the time of such request, as agreed upon by the director and the Company.

     The Indemnification Agreements also provide that no legal actions may be brought by or on behalf of the Company, or any affiliate of the Company, against a director after the expiration of two years from the date of accrual of such cause of action, and that any claim or cause of action of the Company or its affiliate shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such two year period.

     The directors and officers of Unisys are insured against certain civil liabilities, including liabilities under federal securities laws, which might be incurred by them in such capacity.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits

3.1        Restated Certificate of Incorporation of Unisys
           Corporation (incorporated by reference to Exhibit 4.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997)

3.2 Certificate of Amendment of Restated Certificate of Incorporation dated April 24, 1998 (incorporated by reference to Exhibit 4.4 to the registrant's Registration Statement on Form S-3 (Registration No. 333-51885).

3.3 By-Laws of Unisys Corporation (incorporated by reference to Exhibit 3 to the registrant's Quarterly
           Report on Form 10-Q for the quarterly period ended
           June 30, 1995)

4.1        Form of Rights Agreement dated as of March 7, 1986
           between Burroughs Corporation and Harris Trust
           Company of New York, as Rights Agent (incorporated by
           reference to Exhibit 1 to the registrant's
           Registration Statement on Form 8-A, dated March 11,
           1986)

4.2        Amendment No. 1 to Rights Agreement dated as of
           February 22, 1996 (incorporated by reference to
           Exhibit 4 to the registrant's Current Report on Form
           8-K dated February 22, 1996)

*5         Opinion of Harold S. Barron, Senior Vice President,
           General Counsel and Secretary of Unisys Corporation

23.1       Consent of Ernst & Young LLP (independent auditors)

23.2       Consent of Harold S. Barron (included in Exhibit 5)

*24        Power of Attorney

______
  * Previously filed.

(b) Financial Statement Schedules

The financial statement schedule included in the Unisys Annual Report on Form 10-K for the year ended December 31, 1998 is incorporated herein by reference.

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto that are incorporated herein by reference.

ITEM 22. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus: (I) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof."

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the Securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     The undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Whitpain, Commonwealth of Pennsylvania, on July 19, 1999.


                                                     UNISYS CORPORATION



                                                  By:  /s/ Lawrence A. Weinbach
                                                       -------------------------
                                                       Lawrence A. Weinbach
                                                       Chairman, President and
                                                       Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on July 19, 1999.

       Signature                                      Title
       ---------                                      -----

/s/ Lawrence A. Weinbach               Chairman, President and Chief Executive
------------------------               Officer (principal executive officer)
Lawrence A. Weinbach                   and Director

/s/ Robert H. Brust                    Senior Vice President and Chief
-------------------                    Financial Officer
Robert H. Brust                        (principal financial officer)

/s/ Janet M. Brutschea Haugen           Vice President and Controller
-----------------------------           (principal accounting officer)
Janet M. Brutschea Haugen



J.P. Bolduc  *                            Director
---------------
J.P. Bolduc

James J. Duderstadt  *                    Director

-----------------------
James J. Duderstadt

Henry C. Duques  *                        Director
-------------------
Henry C. Duques

Gail D. Fosler  *                         Director
------------------
Gail D. Fosler

Melvin R. Goodes  *                       Director
--------------------
Melvin R. Goodes

Edwin A. Huston  *                        Director
-------------------
Edwin A. Huston

Kenneth A. Macke  *                       Director
--------------------
Kenneth A. Macke

Theodore E. Martin  *                     Director
----------------------
Theodore E. Martin

Robert McClements, Jr.  *                 Director
--------------------------
Robert McClements, Jr.


*By  /s/ Robert H. Brust
------------------------
     Robert H. Brust,
     Attorney-in-Fact

                                EXHIBIT INDEX

Exhibit
Number                          Document Description
-------                         ---------------------
3.1        Restated Certificate of Incorporation of Unisys
           Corporation (incorporated by reference to Exhibit 4.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997)

3.2 Certificate of Amendment of Restated Certificate of Incorporation dated April 24, 1998 (incorporated by reference to Exhibit 4.4 to the registrant's Registration Statement on Form S-3 (Registration No. 333-51885).

3.3 By-Laws of Unisys Corporation (incorporated by reference to Exhibit 3 to the registrant's Quarterly
           Report on Form 10-Q for the quarterly period ended
           June 30, 1995)

4.1        Form of Rights Agreement dated as of March 7, 1986
           between Burroughs Corporation and Harris Trust
           Company of New York, as Rights Agent (incorporated by
           reference to Exhibit 1 to the registrant's
           Registration Statement on Form 8-A, dated March 11,
           1986)

4.2        Amendment No. 1 to Rights Agreement dated as of
           February 22, 1996 (incorporated by reference to
           Exhibit 4 to the registrant's Current Report on Form
           8-K dated February 22, 1996)

*5         Opinion of Harold S. Barron, Senior Vice President,
           General Counsel and Secretary of Unisys Corporation

23.1       Consent of Ernst & Young LLP (independent auditors)

23.2       Consent of Harold S. Barron (included in Exhibit 5)

*24        Power of Attorney
----
* Previously filed.